eXHIBIT 3.2

Amendment to the Amended and Restated By-laws

of CytRx Corporation

Pursuant to Article Ninth of the Restated Certificate of Incorporation of CytRx Corporation, a Delaware corporation (the “Company”), Article VIII of the Amended and Restated By-laws of the Company (as amended heretofore, the “By-laws”) of the Corporation, and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, the By-laws of the Company are hereby amended as follows:

The paragraph titled “QUORUM” in Section 3 of Article II is hereby deleted in its entirety and replaced with the following By-law:

“QUORUM. The holders of one-third of the outstanding shares of stock entitled to vote thereat shall constitute a quorum at a meeting of stockholders for the transaction of any business, but if at any meeting there shall be less than a quorum present, the chairman of the meeting may, to the extent permitted by law, adjourn the meeting from time to time until a quorum shall be present or represented.”

IN WITNESS WHEREOF, this amendment to the By-laws of the Company is executed on May 19, 2022.

By:	/s/ John Y. Caloz
Name:	John Y. Caloz
Title:	Chief Financial Officer